03045687

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peyto Energy Trust

*CURRENT ADDRESS 1400, 350 - 7th Ave. S.W.
Calgary, Alberta T2P 3N9

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 34773 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 2/18/04

03 DEC 30 7:21

PEYTO

82-34773

Exploration & Development Corp.

AR/S
12-31-01

2001



Annual Report

PEYTO Exploration & Development Corp. is an oil and gas company with a track record of successful strategies, teamwork and action. We are proud of our achievements and pleased to present this annual report on operating and financial results for the fourth quarter and the full fiscal year 2001.

Peyto was founded in November 1998 as an exploration and development company focused on generating value per share by finding, developing and producing long term gas reserves in west central Alberta. Maintaining this focus, at year end over 95% of Peyto's assets were long term and located in the Edson/Sundance area of Alberta, Canada.

Year End Review

Production for the year averaged 20.5 mmcf of natural gas and 785 barrels of oil and natural gas liquids per day. Production gains and lower operating costs combined to increase cash flow from operations from $12.5 million in 2000 to $35.5 million in 2001. Earnings increased from $5.9 million in 2000 to $17.5 million in 2001. Product prices averaged $5.81 per mcf for gas and $30.52 per barrel for oil and natural gas liquids. Operating costs decreased from $3.76 to $2.01 per barrel of oil equivalent ("boe", natural gas converted on a 10:1 basis throughout). As a result of the lower average product prices, the field netback realized was down 9% to $37.79 per boe. Comparative operational and financial data is presented in the following table.

	3 Months Ended Dec. 31		%	12 Months Ended Dec. 31		%
	2001	2000	Change	**2001**	2000	Change
Operations						
Production						
Oil & NGLs (bbl/d)	**1,222**	348	*251*	**785**	248	*217*
Natural gas (mcf/d)	**30,175**	9,590	*215*	**20,501**	6,822	*201*
Barrels of oil equivalent (boe/d @ 10:1)	**4,240**	1,307	*224*	**2,835**	930	*205*
Average product prices						
Oil & NGLs ($/bbl)	**23.84**	43.92	*(46)*	**30.52**	39.92	*(24)*
Natural gas ($/mcf)	**4.32**	9.16	*(53)*	**5.81**	6.56	*(11)*
Average operating expenses ($/boe)	**2.31**	3.81	*(39)*	**2.01**	3.76	*(47)*
Field Netback ($/boe)	**29.08**	56.63	*(49)*	**37.79**	41.41	*(9)*
Financial ($000)						
Revenue	**14,679**	9,486	*55*	**52,247**	19,954	*162*
Royalties (net of ARTC)	**2,437**	2,219	*10*	**11,066**	4,614	*140*
Funds from operations	**9,546**	5,947	*61*	**35,502**	12,458	*185*
Net earnings (loss)	**4,969**	2,947	*69*	**17,524**	5,906	*197*
Capital expenditures	**22,029**	19,821	*11*	**79,955**	43,586	*83*
As at December 31						
Working capital deficiency ($000)				**4,585**	7,625	*(40)*
Long term debt ($000)				**58,945**	13,200	*347*
Common shares outstanding (000)				**41,999**	39,799	*6*
Weighted average shares outstanding (000)				**41,585**	33,706	*23*
Per share data ($/share)						
Funds from operations						
Basic	**0.23**	0.17	*35*	**0.85**	0.37	*130*
Diluted	**0.22**	0.16	*38*	**0.84**	0.36	*133*
Earnings						
Basic	**0.12**	0.09	*33*	**0.42**	0.18	*133*
Diluted	**0.12**	0.07	*71*	**0.41**	0.17	*141*

Proven developed reserves at year end increased to 18.8 million boes at a finding and development cost of $6.58 per boe. During 2001 we were successful in converting the majority of our 2000 probable reserves (ie. drilling locations) to the proven developed category. We have taken the proactive approach by not allocating any proven reserve designation to undeveloped property, and accordingly had no proven undeveloped reserves booked at year end 2000 or 2001. The percentage of proven producing reserves in the proven category increased year over year from 63% to 86%. Our company achieved an investment recycle ratio of 6:1 and a production replacement ratio of 17:1 for the proven developed reserves added during 2001. Proven developed reserves had a 12 year reserve life based on fourth quarter average production. Proven plus probable reserves increased 127% to 40.1 million boes at a finding and development cost of $3.40 per boe. The majority of the probable reserves booked at the end of 2001 were development gas locations in Sundance that we are currently drilling. The net present value of our proven plus probable additional petroleum and natural gas assets increased 58% from $289.2 million or $7.27 per share (discounted at 10%) in 2000 to $455.9 million or $10.85 per share in 2001. The following table summarizes the reserves and the discounted net present value of future cash flow before income tax, using variable pricing, at December 31, 2001.

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE @ 10:1 (mstb)	Reserve Life Index (years)	NPV @ 10% ($000)	10% Cash Flow Index (years)	NPV @ 12% ($000)	12% Cash Flow Index (years)
Total Proven Developed	125,142	6,320	18,834	12	267,383	7	242,152	6
Proven Undeveloped	-	-	-	-	-	-	-	-
Total Proven	125,142	6,320	18,834	12	267,383	7	242,152	6
Probable Additional	143,459	6,882	21,228	14	188,523	5	160,803	5
Proven + Probable Additional	268,601	13,202	40,062	26	455,906	12	402,955	11

Cash flow Index: discounted net present value divided by annualized fourth quarter 2001 cash flow
Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2001

Net capital expenditures for 2001 totaled $79.9 million. Exploration and development related activity represented $51.0 million (64% of total), while expenditures on facilities, gathering systems and equipment totaled $16.6 million (21%). The following table summarizes capital expenditures and finding and development (F&D) costs for the year.

Capital Expenditures			F&D Costs, $/BOE @ 10:1		
Category	($000)	% of Total	Proven Developed ($/BOE)	Proven + Risked Probable ($/BOE)	Proven + Probable ($/BOE)
Land	2,750	*3*	0.23	0.15	0.12
Seismic	2,340	*3*	0.19	0.13	0.10
Drilling – Exploratory & Development	48,664	*61*	4.01	2.73	2.07
Production Equipment, Facilities & Pipelines	16,642	*21*	1.37	0.93	0.71
Acquisitions & Dispositions	9,513	*12*	0.78	0.53	0.40
Office Equipment	46	*0*	0.00	0.00	0.00
Total	**79,955**	***100***	**6.58**	**4.47**	**3.40**

Fourth Quarter Review

Production for the fourth quarter increased 224% to 4,240 boe per day from 1,307 boe per day during the same period in 2000. Our company produced 30.2 mmcf of natural gas and 1,222 barrels of oil and natural gas liquids per day. Cash flow and earnings increased to $9.5 million ($0.23 per share) and $4.9 million ($0.12 per share), respectively. Product prices averaged $4.32 per mcf of gas and $23.84 per barrel of oil and natural gas liquids with associated operating costs of $2.31 per boe. Due to lower commodity prices, the field netback was down 49% to $29.08 per boe. Capital spending totaled $22.0 million for the quarter.

We acquired the remaining partner interest in the Sundance gas plant and associated production of 210 boe/d for a total purchase price of $8,973,321. This strategic acquisition brings our ownership in the Sundance gas plant to 100%. Production at the Sundance plant was interrupted for two days during the quarter to allow for the expansion of the gathering and sales pipelines.

Activity Update

At this time, our production is approximately double the average daily rate for 2001 and is limited by our existing plant capacity at Sundance. In order to allow for significant production growth in 2002, work is now underway to expand the Sundance gas plant by 50 mmcf per day by June 2002. This fourth expansion in the first two years of the facility's life will increase the gas processing capacity to 98 mmcf per day. Currently we have three drilling rigs operating in the Sundance area. Six successful gas wells, all with a total depth greater than 2,200 meters, have now been drilled, cased and completed since year end. These wells are categorized as probable additional reserves in our 2001 reserve report. We plan to keep the three drilling rigs active in the Sundance area throughout the year.

Outlook

Capital expenditures for 2002 are expected to be between $70,000,000 and $100,000,000 and will be limited only by cash flow and available bank lines, not by opportunities. In recognition of some of the value added in 2001, our company's bank lines have recently been expanded to $80,000,000. The majority of the 2002 capital program will be used to drill, complete and tie-in low risk development gas wells adjacent to existing infrastructure in the Sundance area. Production growth in the first half of the year will be limited by plant capacity. The balance of the year is expected to be similar to the production growth realized in the second half of 2001.

Our team is focused on generating long term value. We have now completed our third consecutive year of successful exploration and development activity which is evidenced by superior results in all of the parameters that measure oil and gas investments. Shareholders are encouraged to assess for themselves the value of what they own by looking at the parameters that define the assets we have developed; cost structure, reserve life, net back and return on investment. We are driven by shareholder value and continue to have an abundance of investment ideas and opportunities in keeping with this commitment. Our company is defined by past growth which focused on value first, a present asset base with superior netbacks and long term, low risk, predictable reserves, and a future with a team that understands how to find, develop and maintain the highest quality assets.

We encourage you to visit Peyto's website at www.peyto.com for more information on our Company.

Don T. Gray, P.Eng.
President and Chief Executive Officer
March 4, 2002

This report, or any part of it, may include comments that do not refer strictly to historical results or actions and may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation or of the industry to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include general and industry economic and business conditions which, among other things, affect the demand for the commodities produced by the Corporation, competitive factors and industry capacity, the availability of personnel to manage the Corporation and manage and deliver the commodities produced, the ability of the Corporation to finance and implement its business strategy, changes in, or the failure to comply with, government law and regulations (especially relating to health, safety and environment), weather and other such risks as may be identified in this report or in other published documents. Accordingly, there is no certainty that the Corporation's plans will be achieved.

Reserves Data

As at December 31	**2001**	2000	*% Change*
Natural gas (millions of cubic feet)			
Proven developed	**125,142**	58,369	*114*
Probable	**143,459**	74,281	*93*
Total	**268,601**	132,650	*102*
Oil & natural gas liquids (thousands of barrels)			
Proven developed	**6,320**	1,907	*231*
Probable	**6,882**	2,433	*183*
Total	**13,202**	4,340	*204*
Barrels of oil equivalent @ 10:1 (thousands of barrels)			
Proven developed	**18,834**	7,744	*143*
Probable	**21,228**	9,861	*115*
Total	**40,062**	17,605	*128*

Net Present Value ($000)	Discounted at			
	0%	10%	12%	*NPV 12% % Change*
Proven Developed	599,095	267,383	242,152	*76*
Probable	695,846	188,523	160,803	*29*
Total	1,294,940	455,906	402,955	*54*

Note:

2001 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated January 21, 2002.

2000 Reserve & Net Present Value data based on Paddock Lindstrom & Associates Report Dated February 27, 2001.

Management's discussion and analysis

The following is a summary of the variations in Peyto's operating results for the periods indicated.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Gross revenues totaled $52.2 million for the year 2001, an increase of 162 percent from $19.9 million in 2000. This increase is a result of higher production volumes despite lower commodity prices. The price of natural gas averaged $5.81 per mcf for the year 2001 down 11 percent from $6.56 per mcf in 2000. Oil and natural gas liquids prices averaged $30.52 per barrel in 2001 down 24 percent from $39.92 per barrel in 2000.

Natural gas production for the year increased by 201 percent to 20.5 mmcf per day from 6.8 mmcf per day in 2000. Oil and natural gas liquids production increased by 217 percent to 785 bbl/d in 2001 from 248 bbl/d in 2000. Production for the year averaged 2,835 barrels of oil equivalent ("boe", natural gas converted on a 10:1 basis) per day up 205 percent from 930 boe per day for 2000.

2001 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 140 percent to $11.1 million from $4.6 million in 2000 due to higher gross revenues associated with increased production volumes. The 2001 average royalty rate, before ARTC, was 22 percent compared to 26 percent for 2000.

Due to increased production volumes, operating costs rose to $2.1 million in 2001 from $1.3 million in 2000. On a barrel of oil equivalent basis, operating costs declined by 47 percent to $2.01 per boe in 2001 from $3.76 per boe in 2000. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.87, transportation $1.10 and processing and gathering income a recovery of $0.96.

General and administrative expenses increased by 70 percent to $1,589,000 for 2001 from $932,000 in 2000. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.2 million have been netted from 2001 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 44 percent to $1.54 per boe in 2001 from $2.74 per boe in 2000. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $873,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $4.50 per share (25% premium to 10 day weighted average price) with 82 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2001 were $1.8 million up from $605,000 in 2000. The increase was due to higher debt levels associated with Peyto's 2001 capital expenditures totaling $79.9 million compared with $43.6 in 2000.

Depreciation, depletion and site restoration expenses were $6.5 million for 2001 compared to $1.9 million for 2000 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $6.26 in 2001 from $5.45 in 2000.

The provision for future income tax increased to $11.5 million in 2001 from $4.7 million in 2000. The increase in the tax provision in 2001 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

Funds from operations for 2001 were $35.5 million compared with $12.5 million in 2000. This 185 percent increase was the result of increased production volumes and lower operating costs on a per boe basis. On a per share basis, 2001 resulted in funds from operations of $0.85 per share versus $0.37 per share in 2000. Due to lower average commodity prices, Peyto's field netback for the period decreased from $41.41 per boe in 2000 to $37.79 per boe in 2001. Earnings for 2001 were $17.5 million or $0.42 per share compared with $5.9 million in 2000 or $0.18 per share.

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

During 2000 Peyto experienced significant growth and achieved major increases in revenue, production, cash flow and net income. Gross revenues for 2000 increased by 2,078 percent to $19.9 million from $0.9 million in 1999. Natural gas revenues rose by 2,701 percent to $16.3 million in 2000 from $0.6 million in 1999. Natural gas production for the year increased by 1,251 percent to 6.8 mmcf per day from 0.5 mmcf per day in 1999. The price for natural gas also rose significantly to $6.56 per mcf in 2000 up 108 percent from $3.16 per mcf in 1999. Revenues from oil and natural gas liquids increased by 1,041 percent in 2000 to $3.6 million from $0.3 million in 1999 primarily as a result of an increase in production of 945 percent to 930 bbl/d in 2000 from 89 bbl/d in 1999. The price received for oil and natural gas liquids was $39.92 per barrel in 2000 an increase of 79 percent from $22.32 per barrel in 1999.

In 2000, royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 1,464 percent to $4.6 million from $0.3 million in 1999 due to higher gross revenues associated with increased production volumes. The average royalty rate, before ARTC, decreased to 25 percent in 2000 from 33 percent in 1999. This reduction was due to fewer encumbrances on Peyto's 2000 production.

Due to increased production volumes, operating costs rose to $1.3 million in 2000 from $0.2 million in 1999. On a barrel of oil equivalent basis ("boe", natural gas converted on a 10:1 basis), operating costs declined by 41 percent to $3.76 per boe in 2000 from $6.33 per boe in 1999. The decrease in operating costs was primarily the result of the Peyto operated processing plant coming onto production in April 2000 thereby eliminating the reliance on third party facilities.

Net general and administrative expenses increased by 148 percent to $0.9 million in 2000 from $0.4 million in 1999. This variance was primarily due to the increase in the overall size of operations of Peyto. On a boe basis, net general and administrative expenses decreased by 76 percent to $2.74 per boe in 2000 from $11.50 per boe in 1999. This reduction was the result of the significant increase in production volumes.

Financing charges for 2000 were $603,000 up from $13,000 in 1999. The increase was due to higher debt levels associated with Peyto's fiscal 2000 capital expenditure program of $43.6 million compared with $6.8 million in 1999.

Depreciation, depletion and site restoration expenses rose by 1,451% to $1.8 million in 2000 from $0.1 in 1999 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $5.45 in 2000 from $3.66 in 1999 as a result of significant facilities, processing plant and pipeline expenditures incurred during 2000.

The provision for future income tax increased to $4.7 million in 2000 from a recovery of $5,000 in 1999. Due to the increased capital structure of Peyto, the Company became subject to Large Corporations Tax in 2000 and recorded capital taxes of $69,000. The increase in the tax provision in 2000 is a direct result of the increased profitability in Peyto due to significantly higher production volumes.

Cash flow for 2000 was $12.5 million compared with $23,000 in 1999. This 54,065% increase was the result of increased production volumes, higher commodity prices and lower operating costs. On a per share basis, 2000 resulted in cash flow of $0.37 per share versus $0.00 per share in 1999. Peyto's field netback improved significantly from $12.61 per boe in 1999 to $41.41 per boe in 2000. Net income in 2000 was $5.9 million or $0.18 per share compared with a loss of $91,000 in 1999 or $0.01 per share.

During the year, Peyto acquired all of the issued and outstanding common shares of Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The fair values of the net assets acquired are as follows:

	2000 $
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127

Liquidity and Capital Resources

Historic Review

For the year ended December 31, 2001, the Corporation incurred net capital expenditures of $79.9 million (year ended December 31, 2000 - $43.6 million, year ended December 31, 1999 - $6.8 million, year ended December 31, 1998 - $0.6 million). Capital expenditures during 2001 were comprised of $51.0 million for exploration and development, $16.6 million for facilities, gathering systems and equipment and $12.3 million for acquisitions and land. At December 31, 2001, long term debt stood at $58.9 million and the Corporation had a working capital deficiency of $4.6 million resulting in a net debt to running cash flow ratio of 1.6:1.

Outlook

Peyto's 2002 capital expenditure program is budgeted to be between $70 million and $100 million and will be financed from available bank lines and the cash flow expected to be generated in 2002. In 2002, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $80 million revolving demand loan facility that bears interest at prime and does not require any principal repayments in 2002. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2001 oil prices weakened and continued to be volatile and Peyto believes that oil prices will continue to fluctuate in 2002. Natural gas prices have dropped significantly with prospects looking more favourable in the coming months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will decrease in 2002. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

Quarterly information

	2001				2000
	Q4	Q3	Q2	Q1	Q4
Operations					
Production					
Oil & NGLs (bbl/d)	**1,222**	815	621	472	348
Natural gas (mcf/d)	**30,175**	22,431	15,502	13,694	9,590
Barrels of oil equivalent (boe/d @ 10:1)	**4,240**	3,058	2,171	1,842	1,307
Average product prices					
Oil & NGLs ($/bbl)	**23.84**	30.48	36.82	39.89	43.92
Natural gas ($/mcf)	**4.32**	4.32	7.02	10.30	9.16
Average operating expenses ($/boe)	**2.31**	1.38	2.29	2.06	3.81
Field netback ($/boe)	**29.08**	31.02	44.88	61.33	56.63
Financial ($000)					
Revenue	**14,679**	11,195	11,987	14,386	9,486
Royalties (net of ARTC)	**2,437**	2,082	2,667	3,880	2,219
Funds from operations	**9,546**	8,115	8,160	9,681	5,947
Net earnings	**4,969**	3,486	4,450	4,618	2,946
Capital expenditures	**22,029**	18,472	18,641	20,813	19,821
Common shares outstanding (000)	**41,999**	41,816	41,813	41,646	39,799
Per share data ($/share)					
Funds from operations					
Basic	**0.23**	0.19	0.20	0.24	0.17
Diluted	**0.22**	0.19	0.19	0.23	0.15
Earnings					
Basic	**0.12**	0.08	0.11	0.11	0.09
Diluted	**0.12**	0.08	0.10	0.11	0.07

AUDITORS' REPORT

To the Shareholders of
PEYTO Exploration & Development Corp.

We have audited the balance sheets of **PEYTO Exploration & Development Corp.** as at December 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada
February 8, 2002

Ernst & Young (signed) Chartered Accountants

PEYTO Exploration & Development Corp.

BALANCE SHEETS

As at December 31,

	2001 $	2000 $
ASSETS		
Current		
Cash	**1,220**	53,027
Accounts receivable	**8,245,973**	11,620,928
Prepaids	**526,291**	247,053
	8,773,484	11,921,008
Property, plant and equipment ***[notes 4, 5 and 7]***	**121,700,469**	48,136,090
	130,473,953	60,057,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**13,113,286**	19,477,534
Capital taxes payable	**245,360**	68,804
	13,358,646	19,546,338
Long-term debt ***[note 7]***	**58,945,472**	13,199,728
Future site restoration	**202,322**	117,845
Future income taxes ***[note 9]***	**18,349,387**	6,884,091
	77,497,181	20,201,664
Shareholders' equity		
Share capital *[note 8]*	**16,336,504**	14,551,045
Retained earnings	**23,281,622**	5,758,051
	39,618,126	20,309,096
	130,473,953	60,057,098

See accompanying notes

Approved on behalf of the Board:

Director Director

Steve Chetner (signed) Don Gray (signed)

PEYTO Exploration & Development Corp.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,

	2001 $	2000 $
REVENUE		
Petroleum and natural gas sales, net	**41,181,322**	15,339,262
Interest and other income	**12,422**	2,335
	41,193,744	15,341,597
EXPENSES		
Operating *[note 6]*	**2,082,511**	1,276,749
General and administrative	**1,588,903**	932,185
Interest	**1,779,212**	605,334
Depletion, depreciation and site restoration	**6,475,181**	1,851,170
	11,925,807	4,665,438
Earnings before taxes	**29,267,937**	10,676,159
Future income tax expense *[note 9]*	**(11,503,696)**	(4,701,141)
Capital tax expense	**(240,670)**	(68,804)
Earnings for the year	**17,523,571**	5,906,214
Retained earnings (deficit), beginning of year	**5,758,051**	(148,163)
Retained earnings, end of year	**23,281,622**	5,758,051
Earnings per share *[notes 3 and 8]*		
Basic	**0.42**	0.18
Diluted	**0.41**	0.17

See accompanying notes

PEYTO Exploration & Development Corp.

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2001 $	2000 $
Cash provided by (used in)		
OPERATING ACTIVITIES		
Earnings for the year	**17,523,571**	5,906,214
Items not requiring cash		
Future income taxes	**11,503,696**	4,701,141
Depletion, depreciation and site restoration	**6,475,181**	1,851,170
Funds from operations	**35,502,448**	12,458,525
Change in non-cash working capital related to operating activities *[note 11]*	**1,595,406**	(5,804,009)
	37,097,854	6,654,516
FINANCING ACTIVITIES		
Issue of common shares, net of costs	**1,747,057**	7,430,474
Increase in long-term debt	**45,745,744**	12,049,728
	47,492,801	19,480,202
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(79,955,081)**	(39,460,559)
Net change in non-cash working capital related to investing activities *[note 11]*	**(4,687,381)**	12,391,995
Cash acquired in acquisition of Largo Petroleum Inc. *[note 4]*	**—**	543,148
	(84,642,462)	(26,525,416)
Net decrease in cash	**(51,807)**	(390,698)
Cash, beginning of year	**53,027**	443,725
Cash, end of year	**1,220**	53,027
Funds from operations per share *[notes 3 and 8]*		
Basic	**0.85**	0.37
Diluted	**0.84**	0.36

See accompanying notes

PEYTO Exploration & Development Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. NATURE OF OPERATIONS

PEYTO Exploration & Development Corp. (hereafter "PEYTO" or the "Corporation") was incorporated under the Business Corporations Act of Alberta and its principal business activity is the exploration for and production of petroleum and natural gas in Western Canada. PEYTO is listed on the Toronto Stock Exchange under symbol "PEY".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

a) Joint operations

The Corporation conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others and, accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

b) Property, plant and equipment

(i) Capitalization of costs

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. All costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells. All general and administrative costs are expensed as incurred.

Proceeds from the disposal of properties would usually be applied against capitalized costs, without any gain or loss being realized, unless the disposal results in a change in the depletion rate of greater than 20% in which case a gain or loss on disposal will be recorded.

(ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proved petroleum and natural gas reserves as determined by independent engineers. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over a 20 year term.

Office furniture and equipment are depreciated over their estimated useful lives at declining balance rates between 20% and 30%.

(iii) Ceiling test

In applying the full cost method, the Corporation calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net revenue from the production of gross proved reserves. Net revenue is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Any reduction in value as a result of the ceiling test will be charged to earnings as additional depletion and depreciation.

c) Future site restoration and abandonment costs

Estimated future costs relating to site restoration and abandonment of petroleum and natural gas properties and related facilities are accrued on a unit of production basis over the life of gross proved reserves. Costs are estimated, net of expected recoveries, based upon current prices, technology and industry standards. The annual provision is accounted for as part of depletion, depreciation and site restoration expense. The accumulated provision is classified as a non-current liability and actual expenditures will be charged against the accumulated provision as incurred.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduced share capital is recorded when the expenditures are incurred and renounced.

e) Financial instruments

The Corporation utilizes commodity price derivative instruments to hedge its exposure to fluctuations in oil and gas pricing. Gains and losses relating to derivative instruments that meet hedge criteria are recognized as part of petroleum and natural gas sales concurrently with the hedged transaction. The fair value of these contracts is not reflected in the financial statements.

f) Measurement uncertainty

The amount recorded for depletion of property, plant and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of gross proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

g) Future income taxes

The Corporation follows the liability method of tax allocation. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Stock based compensation plan

The Corporation has a stock based compensation plan, which is described in note 8. As options are issued at current market value, the option has no intrinsic value, therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

3. CHANGE IN ACCOUNTING FOR PER SHARE AMOUNTS

Effective January 1, 2001, the Corporation adopted the new Canadian Institute of Chartered Accountants' recommendations for determining per share amounts. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding in the money options are used to purchase shares of the Corporation at their average market price for the period. Comparative per share amounts for 2000 have been restated.

Prior to the adoption of the new recommendation, diluted per share amounts were determined using the imputed earnings method.

4. BUSINESS ACQUISITIONS

During 2000, the Corporation acquired Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The investee's operating results were included in the financial statements from the closing date of purchase. The fair values of the net a ssets acquired are as follows:

	2000 $
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127
Consideration	
6,603,755 common shares	1,981,127

On January 1, 2001 Largo Petroleum Inc. was amalgamated with the Corporation.

5. PROPERTY, PLANT AND EQUIPMENT

	2001 **$**	2000 $
Property, plant and equipment	**130,693,300**	50,784,483
Office furniture and equipment	**220,347**	174,081
	130,913,647	50,958,564
Accumulated depletion and depreciation	**(9,213,178)**	(2,822,474)
	121,700,469	48,136,090

At December 31, 2001, costs of $13,575,000 (2000 - $8,250,000) related to undeveloped land have been excluded from the depreciation calculation.

For the year ended December 31, 2001, the Corporation charged $84,477 (2000 - $62,200) to expense for future site restoration.

6. OPERATING EXPENSES

The Corporation's operating expenses include all costs with respect to day-to-day well and facility operations and the cost of transportation of natural gas. Processing and gathering income related to joint venture and third party gas is included in operating expenses.

	2001 $	2000 $
Field expenses	**1,938,831**	927,382
Transmission	**1,135,728**	499,832
Processing and gathering income	**(992,048)**	(150,465)
Total operating costs	**2,082,511**	1,276,749

7. LONG-TERM DEBT

The Corporation has a revolving operating credit facility to a maximum of $60,000,000. Outstanding amounts on this facility bear interest at bank prime and are due on demand. At December 31, 2001, the Corporation had drawn $58,945,472 on the facility. As collateral, the Corporation has provided a general security agreement with a floating charge on land registered in Alberta. The bank has stated that provided there is no adverse change in the Corporation's financial position, it is not their intention to call for repayment of the loan prior to December 31,2002. Accordingly the loan is classified as long-term.

On January 31, 2002 the credit facility was increased to an operating line of $65,000,000.

8. SHARE CAPITAL

Authorized

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

Issued - Common shares

	Number of Shares	Amount $
Balance, December 31, 1999	24,526,642	5,041,613
Exercise of stock options	370,667	101,667
Flow-though shares issued	2,100,000	4,630,000
Redemption of debenture (b)	4,500,000	2,700,000
Issued for property acquisition (a)	1,650,000	2,145,000
Issued for shares in Largo Petroleum Inc. (note 4)	6,603,755	1,981,127
Issued for cash by private placement	48,000	40,800
Tax benefits transferred to shareholders	—	(2,065,906)
Share issue costs, net of associated tax benefits	—	(23,256)
Balance, December 31, 2000	39,799,064	14,551,045
Exercise of stock options	2,017,667	1,013,657
Flow-through shares issued	183,000	823,500
Share issue costs, net of associated tax benefits	—	(51,698)
Balance, December 31, 2001	41,999,731	16,336,504

a) The Corporation purchased seven unconnected gas wells that it currently operates and some strategic undeveloped land for total consideration of $3,268,435, consisting of 1,650,000 common shares at a prescribed price of $1.30 per share and $1,123,435 cash.

b) On January 24, 2000 the Corporation issued a $2,700,000 convertible subordinated secured debenture due December 1, 2004 and bearing interest at 3.0% per annum. The debenture was subsequently converted into common shares on August 25, 2000 at a price of $0.60 per share.

Stock Options

The Corporation has a director and employee stock option plan. The number of common shares reserved for issuance at any one time shall not exceed 4,178,005 shares subject to shareholder and regulatory approval. The exercise price of an option is set at the market price of the common shares at the date of grant. Options vest over three years and have terms of 5 years.

The Corporation has the following options outstanding:

Grant Date	Expiry Date	Price	2001
January 10, 2000	January 10, 2005	$0.48	**10,000**
January 18, 2000	January 18, 2005	$0.52	**210,000**
February 14, 2000	February 14, 2005	$0.56	**60,000**
April 27, 2000	April 27, 2005	$0.76	**166,667**
May 16, 2000	May 16, 2005	$0.90	**15,000**
August 9, 2000	August 9, 2005	$1.16	**30,000**
August 31, 2000	August 31, 2005	$1.40	**60,000**
February 7, 2001	February 7, 2006	$2.60	**1,347,334**
February 14, 2001	February 14, 2006	$2.70	**451,333**
February 21, 2001	February 21, 2006	$2.70	**400,000**
March 13, 2001	March 13, 2006	$3.00	**120,000**
July 10, 2001	July 10, 2006	$3.09	**440,000**
		$2.39	**3,310,334**

	2001		**2000**	
	Options	**Weighted – Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**
Opening	**2,987,000**	**$0.63**	1,305,000	$0.19
Granted	**3,095,334**	**$2.71**	2,292,000	$0.79
Exercised	**(2,017,667)**	**$0.48**	(370,667)	$0.27
Cancelled	**(754,333)**	**$1.82**	(239,333)	$0.33
Closing	**3,310,334**	**$2.39**	2,987,000	$0.63

On January 14, 2002 the Corporation issued 310,000 options at an exercise price of $4.03 to employees of the Corporation with an expiration date of January 14, 2007.

Per Share Amounts

Earnings per share and funds from operations per share have been calculated based upon the weighted average number of common shares outstanding during the year of 41,585,017 (2000 - 33,706,139). The weighted average number of common shares used to determine diluted per share amounts in 2001 was 42,376,285 (2000 – 34,953,915).

9. INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. The majority of these differences are explained as follows:

	2001 $	2000 $
Income before income taxes	**29,267,937**	10,676,159
Statutory income tax rate	**42.62%**	44.62%
Expected income taxes	**12,473,995**	4,763,702
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**4,531,513**	2,059,083
Resource allowance	**(5,002,401)**	(1,914,739)
Corporate income tax rate change	**(317,788)**	(11,865)
Attributed Canadian royalty income	—	(183,231)
Other	**(181,621)**	(11,809)
Income tax expense	**11,503,696**	4,701,141

The net future tax liability comprises:

	2001 $
Differences between tax base and reported amounts of depreciable assets	**19,298,651**
Provision for future site restoration	**(86,230)**
Tax loss carryforwards recognized	**(144,203)**
ACRI carryforwards recognized	**(178,464)**
Resource Allowance & Crown Lease Rentals rate reductions	**(564,370)**
Share issue costs	**(92,879)**
Other	**116,883**
	18,349,387

10. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist of cash, accounts receivable, accounts payable and accrued liabilities and long term debt. As at December 31, 2001 there are no significant differences between their carrying values and their estimated market values.

The Corporation is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Corporation enters into these contracts for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of natural gas commodity process by locking in a minimum and maximum forward price.

A summary of contracts outstanding with respect to the hedging activities at December 31, 2001 were as follows:

Natural gas collar referenced to AECO index

Period Hedged	Daily Volume	Floor	Ceiling
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.55/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.80/gigajoule
November 1, 2001 to April 1, 2002	2,000 gigajoules	$6.00/gigajoule	$10.10/gigajoule
November 1, 2001 to April 1, 2002	2,500 gigajoules	$3.50/gigajoule	$5.80/gigajoule
April 1, 2002 to November 1, 2002	3,500 gigajoules	$3.50/gigajoule	$5.75/gigajoule

Based on dealer quotes, had these contracts been closed on December 31,2001, the Corporation would have realized a gain of $1,368,290.

11. CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

	2001 $	2000 $
Accounts receivable	**3,374,955**	(10,329,860)
Prepaids	**(279,238)**	(166,707)
Accounts payable and accrued liabilities	**(6,364,248)**	17,015,749
Capital taxes payable	**176,556**	68,804
	(3,091,975)	6,587,986
Attributable to investing activities	**(4,687,381)**	12,391,995
	1,595,406	(5,804,009)
Cash interest paid during the year	**1,779,212**	530,449
Cash taxes paid during the year	**64,114**	—

Corporate information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Lyle Skaien
Vice President, Operations

Darren Gee
Vice President, Exploitation

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Rick Braund

Don Gray

Mike Broadfoot

Brian Craig

Jim Riddell

Stephen Chetner

Auditors
Ernst & Young LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Royal Bank of Canada

Transfer Agent
Computershare Trust Company of Canada

Head Office
420, 333 – 5 Avenue SW
Calgary, AB
T2P 3B6

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY
Toronto Stock Exchange

PEYTO EXPLORATION & DEVELOPMENT CORP.

Annual Information Form
Fiscal Year Ended December 31, 2001

May 16, 2002

TABLE OF CONTENTS

Page

ABBREVIATIONS

Oil and Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
mmbbls	million barrels	mcf/d	thousand cubic feet per day
bbls/d	barrels per day	mmcf/d	million cubic feet per day
API	American Petroleum Institute	mmbtu	million British Thermal Units
		bcf	billion cubic feet

Other

boe barrel of oil equivalent of oil and gas on the basis of 1 bbl of oil for 10 mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

boe/d barrel of oil equivalent per day

ARTC Alberta Royalty Tax Credit

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

THE CORPORATION

Peyto Exploration & Development Corp. ("Peyto" or the "Corporation") was incorporated in the province of Alberta on February 20, 1997 as 728441 Alberta Ltd. and changed its name to Desco Resources Ltd. by Certificate of Amendment dated March 27, 1997. Pursuant to Articles of Amendment dated August 21, 1997, the articles of the Corporation were amended to amend the Corporation's capital and to remove its "private company" provisions and the restrictions on share transfer.

The Corporation held a special meeting of shareholders on October 22, 1998, at which time shareholders approved of the Corporation's major transaction pursuant to the junior capital provisions of the Alberta Securities Commission and CDNX Circular 7. At that time, the shareholders also approved of a change in the name of the Corporation to Peyto Exploration & Development Corp.

Peyto's head office is located at 420, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6 and the registered office of Peyto is 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

DEVELOPMENTS OF THE CORPORATION

General

Peyto is a Calgary, Alberta based energy company engaged in the acquisition, exploration, development and production of oil and natural gas in Western Canada. Peyto's strategy is to enhance shareholder value through the discovery and low cost development of oil and natural gas in the Western Canadian sedimentary basin. Peyto's portfolio of assets includes good quality exploitation and low risk exploration and development opportunities located primarily in the Edson area of Alberta. Management's current philosophy is to fund its growth and ongoing activities from a conservative mix of internally generated cash flow, bank financing and, in certain circumstances, equity financings.

Background of the Corporation

The following is a summary of the business operations of Peyto for the periods shown.

1999

In January of 1999, Peyto began drilling its first operated well in the Hanlan field, located in the west central (47-17 W5) region of Alberta. The drilling results did not indicate that it was an economically viable producing property so Peyto sold the property to an intermediate producer for $833,000.

In March of 1999, Peyto began its exploration in the Sundance area of Alberta. Its activity in this area began with a recompletion of an existing suspended wellbore in the Cardium formation. This well began producing natural gas and natural gas liquids at a rate of 75 boe per day on April 8, 1999. In the summer of 1999 Peyto farmed in and successfully recompleted two wellbores, owned and operated by Paramount Resources Ltd., for Cardium gas. These recompletions resulted in production of 300 boe/day of natural gas which came on stream in January 2000.

In November of 1999, Peyto completed a rights offering of 6,554,335 common shares for gross proceeds of $2,073,037.41. In addition, it completed the acquisition of P&NG assets from Paramount Resources, for an aggregate purchase price of $2,474,999.80 by paying $75,000 in cash and issuing 4,363,636 common shares. In addition, Peyto issued a convertible debenture to Paramount Resources in the amount of $2,700,000. The convertible debenture had an interest rate of 3.0% and was convertible into common shares at a conversion price of $0.60 per common share.

During 1999, Peyto drilled and re-entered 8.3 net natural gas wells which resulted in 0.85 net gas wells on production. The production exit rate for the year 1999 was 115 boe/d. Capital expenditures during 1999 was $6,878,399.

2000

In January 2000, Peyto completed a take-over bid for Largo Petroleum Inc., a non-publicly traded distributing corporation. As a result, Peyto issued 6,603,755 common shares to shareholders of Largo, for a value of $1,981,126.50. At the time the transaction was completed, Largo was producing 70 boe/day.

In the spring of 2000, Peyto purchased P&NG assets from a private corporation in consideration of $3,268,435. The consideration was payable as to $1,123,435 in cash and issuance of 1,650,000 common shares at a price of $1.30 per share. Peyto operated and had ownership in all of these assets before the transaction. These assets were capable of producing 160 boe/day of natural gas and natural gas liquids.

In the spring of 2000, Peyto finished construction of its natural gas processing plant, which was built to handle up to 10,000 mcf per day of gas and 600 bbls per day of natural gas liquids. In the fall of 2000, Peyto completed the expansion of its natural gas plant, enabling it to handle an additional 13,000 mcf per day of gas and 900 bbls per day of natural gas liquids.

During 2000, Peyto drilled and re-entered 19.4 net natural gas wells which resulted in 12.8 additional natural gas wells on production. Its production exit rate for the year 2000 was 1,582 boe per day. Its capital expenditures during 2000 were $43,586,684.

2001

In the spring of 2001, Peyto expanded the Sundance gas facility to handle 48,000 mcf per day of natural gas and 2,000 bbls per day of natural gas liquids. In the fall of 2001, Peyto acquired the remaining partner interest in the Sundance gas plant and associated production of 210 boe/d for a total purchase price of $8,973,321. This strategic acquisition brought Peyto's ownership in the Sundance gas plant to 100%.

During 2001, Peyto drilled and re-entered 24.1 net natural gas wells which resulted in 17.5 additional natural gas wells on production. The exit production rate for the year was 4,420 boe per day. Capital expenditures during 2001 were $79,955,088.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past 18 months that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of high commodity prices and relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity and as result appear to be more attractive, however the smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to the strong commodity prices that the industry is currently experiencing. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. This trend will continue to influence valuation parameters of Canadian assets and will result in global values for Canadian companies.

A fourth trend is the continuing volatility in the prices for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America, including, the strength of the economy, weather and demand for electrical generation. Natural gas prices have risen recently with prospects remaining positive for the forthcoming winter. Crude oil is influenced by a world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC and uncertainty in the Middle

East has kept crude oil prices high. High prices provide producers with sufficient cash flow to the extent that the lack of external capital has not been a significant restriction on growth.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices. The weakening of the Canadian dollar is a positive trend and with recent significant weakening, the positive effect on pricing is growing in significance.

BUSINESS AND PROPERTIES OF PEYTO

General

Peyto operates in one core area, being the Sundance/Medicine Lodge area of Alberta.

Sundance/Medicine Lodge

The Sundance/Medicine Lodge area is located 50 kilometers west of Edson, Alberta, from Township 53-55 to Range 21-22 west of the fifth meridian. Peyto began its operations in this area in the spring of 1999.

Peyto has an average 62% working interest in 71,840 gross (44,298 net) acres of land and operates 100% of its production in the area.

The geology of the area indicates multi-zone potential for liquid-rich natural gas. Peyto currently produces gas from the Belly River, Cardium, Notikewan, Viking and Triassic formations. The majority of Peyto's current production comes from the Cardium formation, which is characterized by a low permeability blanket sand.

During 2001, Peyto conducted an active exploration and development program in this area totaling $75.2 million in capital expenditures. During 2001, Peyto drilled and re-entered 19.4 net wells in Sundance, resulting in 17.5 net natural gas wells on production. Peyto is currently producing 5,250 boe per day of natural gas and natural gas liquids from this area. The Sundance area includes several properties, that collectively account for:

94% of 2001 capital expenditures
98% of 2001 production volume
93.5% of proven and probable reserves at December 31, 2001
99% of undeveloped land holding at December 31, 2001

Peyto plans to spend $80 million of the 2002 capital program in this area. Peyto is planning to drill another 40 wells in the Sundance area over the 2002 calendar year. The majority of these wells are anticipated to be Cardium producers.

The low permeability in the Cardium sand typically limits the drainage area for a well to less than 320 acres. The Alberta Energy and Utilities Board has approved a reduced well spacing of 160 acres per well along the trend and in the Sundance area. This will allow Peyto to conduct additional low risk development infill drilling of up to 4 wells per section.

Peyto owns a 100% working interest and operates a gas processing plant located in the Sundance area. The majority of the Corporation's production is processed through this plant, with 65 gross (52.7 net) wells being tied in. Gross natural gas production at the facility is approximately 44 million cubic feet per day, with natural gas liquids production being approximately 1,500 barrels per day. The Corporation is in the process of expanding the processing capacity at the plant by an additional 50 million cubic feet per day of natural gas. The Corporation will own 100% of the expanded capacity. The expansion will accommodate additional production that Peyto is currently developing in the area.

Miscellaneous

The corporation has a number of minor working interests in non-operated wells throughout Alberta. These properties account for approximately 2% of the Corporation's current production. The corporation does not intend to focus a material amount of time on these properties in 2002.

Operational Data

The following table summarizes key performance measurements in Peyto's core area:

	Production			Undeveloped Land		Drilling
Year	Natural Gas (mmcf/d)	Oil and Liquids (bbls/d)	Combined (boe/d)	Net Acres (000's)	Average Interest (%)	Activity (wells)
Sundance/Medicine Lodge Region						
Annual 1999	272	12	39	4,224	89%	7.8 net (9 gross)
Annual 2000	6,546	209	864	20,926	66%	19.4 net (26 gross)
Annual 2001	20,287	748	2,777	34,753	62%	24.1 net (32 gross)

The following table compares various operational data for the periods set out:

	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000	Q1 2000
Natural Gas Production (mcf per day)	30,175	22,431	15,502	13,694	9,590	9,425	6,852	1,288
Natural Gas Liquids Production (bbls per day)	1,222	815	621	472	348	313	236	92
Average product price for Natural Gas ($ per mcf)	4.32	4.32	7.02	10.30	9.16	5.55	4.87	3.51
Average product price for Natural Gas Liquids ($ per bbls)	23.84	30.48	36.82	39.89	43.92	38.83	36.46	37.20
Royalties (% of revenue)	17	19	23	27	25	28	24	24
Operating Expenses ($ per boe)(1)	2.31	1.38	2.29	2.06	3.81	3.15	3.91	6.31
Netbacks ($ per boe)(1)	29.08	31.02	44.88	61.33	56.63	35.70	32.34	20.94
Property Acquisition (in $000's)	9,373	5	135	0	5,941	480	3,557	1,492
Exploration Activity (in $000's)	1,678	5,749	7,809	9,657	8,604	1,187	1,876	1,636
Development(in $000's)	10,978	12,717	10,678	11,130	5,231	3,709	4,621	5,164

Notes:
(1) Converted on a 10:1 basis
(2) For the periods set forth above, oil production amounted to less than 2% of the Corporation's total oil and gas production and has been included with natural gas liquids on this chart.

Oil and Natural Gas Reserves

The oil and natural gas reserves of the Corporation were evaluated by Paddock Lindstrom & Associates Ltd. with an effective date of December 31, 2001 in a report dated January 21, 2002 (the "Paddock Report"). The following table, based on the Paddock Report, summarizes the oil, liquids and natural gas reserves of the Corporation and the present worth value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated. Salvage and abandonment costs were not considered in the Paddock Report. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold minerals tax, direct lifting costs, normal allocated overhead and future investments. It should not be assumed that the discounted future net production revenues estimated by these reserve**

reports represent the fair market value of the reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are included in the Paddock Report. There is no assurance that the future price and cost assumptions used in the Paddock Report will prove accurate and variances could be material.

Escalating Dollar Economics

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%	20%
	(Mstb)	(Mstb)	(Mmcf)	(Mmcf)	(Mstb)	(Mstb)	(M$)	(M$)	(M$)	(M$)
Proved Producing	44	39	106,448	87,595	4,521	3,264	519,852	241,261	192,923	162,097
Proved Non-Producing	-	-	18,695	14,797	1,755	1,291	79,243	26,122	19,865	15,998
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	44	39	125,142	102,391	6,276	4,555	599,095	267,383	212,788	178,096
Probable Additional	-	-	143,459	117,825	6,882	5,028	695,846	188,523	129,832	94,960
Total Proved + Probable	44	39	268,601	220,216	13,158	9,583	1,294,940	455,906	342,619	273,055
50% Reduction for Risk	-	-	(71,730)	(58,913)	(3,441)	(2,514)	(347,923)	(94,261)	(64,916)	(47,480)
Risked Proved + Probable	44	39	196,872	161,304	9,717	7,069	947,018	361,645	277,703	225,575

Constant Dollar Economics

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross	Net	Gross	Net	Gross	Net	0%	10%	15%	20%
	(Mstb)	(Mstb)	(Mmcf)	(Mmcf)	(Mstb)	(Mstb)	(M$)	(M$)	(M$)	(M$)
Proved Producing	42	37	106,445	88,942	4,520	3,317	392,717	203,788	166,740	142,233
Proved Non-Producing	-	-	18,668	15,078	1,755	1,312	53,284	21,612	16,741	13,585
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	42	37	125,113	104,020	6,275	4,630	446,001	225,400	183,481	155,819
Probable Additional	-	-	143,502	120,165	6,884	5,134	437,993	143,822	100,147	73,033
Total Proved + Probable	42	37	268,615	224,185	13,159	9,763	883,993	369,222	283,628	228,852
50% Reduction for Risk	-	-	(71,751)	(60,083)	(3,442)	(2,567)	(218,996)	(71,911)	(50,073)	(36,517)
Risked Proved + Probable	42	37	196,864	164,103	9,717	7,196	664,997	297,311	233,554	192,335

Notes:

(1) Definitions:

"Gross Reserves" means the total of Peyto's working interest share of recoverable reserves under current technology and existing economic conditions before deduction of royalties payable to others in the table based on constant prices. The table based on escalated prices utilizes anticipated economic and operating conditions as set out in Note (2).

"Net Reserves" means the total of Peyto's share of gross reserves less all royalties payable to others.

"Proved Producing" means those reserves that are estimated to be recoverable under the current depletion mechanism and under current operating conditions, from completion intervals open at the time of the estimate in existing wells. These reserves may be currently producing, or if shut-in, they must have been previously on production at commercial rates, and the date of resumption of production must be known with reasonable certainty. These reserves carry a high level of confidence that the predicted levels of recovery forecast well be met or exceeded.

"Proved Non-Producing" means those reserves that are not currently producing either due to lack of facilities and/or markets. These reserves carry a high level of confidence that the predicted levels of recovery forecast will be met or exceeded.

"Proved Undeveloped" these are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. In any event, there must be a reasonable certainty that the development will proceed within the time frame assumed. These reserves carry a high certainty that the development will proceed within the time frame assumed. These reserves carry a high level of confidence that the predicted levels or recovery from the level of capital expenditure forecast will be met or exceeded. By the nature of the reserve in question, the level of risk of timing and recovery factor is greater than in the Proved Producing case.

"Probable" means those reserves that are not proven but are potentially recoverable from undeveloped land or untested zones behind casing where the potential has been evaluated by geological/geophysical and/or engineering data but where an appreciable capital expenditure is required to prove the economic viability of those reserves. Probable reserves to be obtained by the application of enhanced recover processes will be the incremental recovery above the proven reserves. These additional reserves are those which can be reasonably estimated to be recoverable upon application of the enhanced recovery scheme. The classification of Probable reserves as opposed to Proved reserves, may due to: geological technical economic operational ownership or other risks. Overall there should be a reasonable expectation of the ultimate recovery at a minimum of the reserves estimated based on the predicted capital expended, but the timing of such recovery is likely to be uncertain. **PROBABLE RESERVES HAVE BEEN REDUCED BY 50% TO REFLECT THE RISKS ASSOCIATED WITH RECOVERY.**

"Royalties" means royalties paid to others. The royalties deducted from the reserves are based on the percentage royalties calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price, the price forecasts for the individual properties in question have been employed.

(2) Average yearly general product prices in the escalated price case in the Report, adjusted for the quality of the crude, are outlined in the following table:

Crude Oil & Natural Gas Price Forecast
As of January 1, 2002

	Crude Oil			Natural Gas, Natural Gas Liquids and Sulphur at Plant Gate			
Year	WTI Cushing Oklahoma $US/bbl	Edmonton Par Price 40 API $/bbl	Cromer Medium 29 API $/bbl	Gas Price Alberta $/MMBtu	Ethane $/bbl	Propane $/bbl	Butanes $/bbl
2002	21.00	32.31	30.05	3.76	11.13	22.62	23.59
2003	21.50	32.55	30.27	4.30	12.96	21.16	22.14
2004	21.93	32.68	30.39	4.43	13.69	19.61	21.24
2005	22.37	33.33	31.00	4.50	14.09	20.00	21.67
2006	22.82	34.00	31.62	4.56	14.47	20.40	22.10
2007	23.27	34.68	32.25	4.65	14.55	20.81	22.54
2008	23.74	35.37	32.89	4.74	14.85	21.22	22.99
2009	24.21	36.08	33.55	4.84	15.14	21.65	23.45
2010	24.70	36.80	34.22	4.93	15.45	22.08	23.92
2011	25.19	37.54	34.91	5.03	15.75	22.52	24.40
2012	25.69	38.29	35.61	5.13	16.07	22.97	24.89
2013	26.21	39.05	36.32	5.23	16.39	23.43	25.38
2014	26.73	39.83	37.05	5.34	16.72	23.90	25.89
2015	27.27	40.63	37.79	5.45	17.05	24.38	26.41
2016	27.81	41.44	38.54	5.55	17.39	24.87	26.94

The revenue forecast presented in the Paddock Report are based on escalating and constant dollar economics. In the escalated dollar case, the price forecast for the reference price of oil at Cushing and Edmonton, as well as the netback prices for gas for the major purchasers are detailed above. For the constant dollar case, oil and gas prices used in generating the revenue forecasts are based on October, November and December average 2001 prices received and have been held constant for the forecast period. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value. Please note that the effects of any oil and gas hedging activities by the Company have not been included in the report.

Future operating and capital costs were inflated at 2% per year throughout the forecast period, for the escalated case. The inflation rate was removed to run constant dollar summaries.

(3) Field production data up to and including December 31, 2001 was used in order to classify and evaluate the proven producing reserves in the Paddock Report. Accordingly, as at December 31, 2001, the percentage of proven producing reserves on production was 100%.

Reserve Reconciliation

	Natural Gas (Mmcf)			Oil and Liquids (Mstb)			Oil (Mstb)			NGL's (Mstb)		
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
Opening Balance 00-12-31	58,369	74,281	132,650	1,907	2,433	4,341	41	0	41	1,866	2,433	4,300
Net Additions	74,256	69,178	143,434	4,699	4,449	9,148	18	0	18	4,681	4,449	9,130
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Production	7,483	0	7,483	286	0	286	15	0	15	271	0	271
Closing Balance 01-12-31	125,142	143,459	268,601	6,320	6,882	13,202	44	0	44	6,276	6,882	13,158

Drilling History

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the periods indicated:

	12 Months Ended December 31,					
	2001		2000		1999	
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]
Oil wells	0	0.0	0	0.0	0	0.0
Natural gas wells	32	24.1	29	21.3	10	8.3
Service wells[2]	0	0.0	0	0.0	0	0.0
Dry holes	0	0.0	0	0.0	0	0.0
Total	32	24.1	29	21.3	10	8.3

Notes:

(1) **"Gross"** wells are the total number of wells in which the Corporation has an interest. **"Net"** wells are the aggregate of the number obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(2) **"Service"** wells are those used for water disposal, water injection or water source.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working or a royalty interest which are producing or which the Corporation considers to be capable of production as at December 31, 2001:

	Producing Wells				Shut-in Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta	53	3.2	65	44.1	0	0	13	8.9
Saskatchewan	0	0	0	0	0	0	0	0
British Columbia	1	0	0	0	0	0	2	0.3
Total	54	3.2	65	44.1	0	0	15	9.2

Notes:

(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which the Corporation has an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation.

(2) **"Gross"** wells are the total number of wells in which the Corporation has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Capital Expenditures

The following table summarizes exploration and development capital expenditures for the periods indicated excluding property acquisitions, administrative assets and flow through tax adjustments.

	Years Ended December 31,		
	2001	2000	1999
Land, lease and seismic	5,090,000	2,024,500	297,989
Drilling and completion	48,664,000	19,177,215	4,711,347
Production, equipment, facilities and pipelines	16,642,000	12,146,987	416,677
Capitalized general and administrative	0	0	0
Total	70,396,000	33,348,702	5,426,013

SELECTED FINANCIAL INFORMATION

Annual Data

The following table sets forth certain financial information of the Corporation for the years 1999 to 2001:

		Years Ended December 31,		
		2001	2000[(1)]	1999
Gross revenue		$ 52,247,000	$ 19,954,000	$ 916,000
Cash flow		35,502,000	12,458,000	23,000
Per share	- basic	0.85	0.37	0.00
	- diluted	0.84	0.36	0.00
Net income (loss)		17,524,000	5,906,000	(91,000)
Per share	- basic	0.42	0.18	(0.01)
	- diluted	0.41	0.17	(0.01)
Total assets		130,473,953	60,057,098	9,137,953
Long term debt		58,945,472	13,199,728	1,150,000

There were no extraordinary items recorded in the above reporting periods.

Note:

(1) The financial statements for 2000 were accounted for on a consolidated basis to include Peyto's subsidiary Largo Petroleum Inc. Peyto and Largo Petroleum Inc. were amalgamated effective December 31, 2000.

Quarterly Data

The following table sets forth certain financial information of the Corporation for the following periods:

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	$14,679,000	$11,195,000	$11,987,000	$14,386,000	$9,486,000	$5,930,000	$3,818,000	$720,000
Cash flow	9,546,000	8,115,000	8,160,000	9,681,000	5,947,000	3,805,000	2,479,000	227,000
Per share - basic	0.23	0.19	0.20	0.24	0.17	0.11	0.08	0.01
- diluted	0.22	0.19	0.19	0.23	0.15	0.10	0.08	0.01
Net income (loss)	4,969,000	3,486,000	4,450,000	4,618,000	2,946,000	1,715,000	1,183,000	62,000
Per share - basic	0.12	0.08	0.11	0.11	0.09	0.05	0.04	0.00
- diluted	0.12	0.08	0.10	0.11	0.07	0.05	0.04	0.00

DIVIDEND RECORD AND POLICY

Since its incorporation, Peyto has not paid any cash dividends on the Common Shares. Dividends on the Common Shares will be paid solely at the discretion of the board of directors after taking into consideration the financial condition of Peyto and the economic environment in which it is operating. No dividends are expected to be paid in the immediate or foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a summary of the variation in Peyto's operating results for the periods indicated.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Gross revenues totaled $52.2 million for the year 2001, an increase of 162 percent from $19.9 million in 2000. This increase is a result of higher production volumes despite lower commodity prices. The price of natural gas averaged $5.81 per mcf for the year 2001 down 11 percent from $6.56 per mcf in 2000. Oil and natural gas liquids prices averaged $30.52 per barrel in 2001 down 24 percent from $39.92 per barrel in 2000.

Natural gas production for the year increased by 201 percent to 20.5 mmcf per day from 6.8 mmcf per day in 2000. Oil and natural gas liquids production increased by 217 percent to 785 bbl/d in 2001 from 248 bbl/d in 2000. Production for the year averaged 2,835 barrels of oil equivalent ("boe", natural gas converted on a 10:1 basis) per day up 205 percent from 930 boe per day for 2000.

2001 royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 140 percent to $11.1 million from $4.6 million in 2000 due to higher gross revenues associated with increased production volumes. The 2001 average royalty rate, before ARTC, was 22 percent compared to 26 percent for 2000.

Due to increased production volumes, operating costs rose to $2.1 million in 2001 from $1.3 million in 2000. On a barrel of oil equivalent basis, operating costs declined by 47 percent to $2.01 per boe in 2001 from $3.76 per boe in 2000. Operating costs are comprised of field expenses and natural gas transportation costs net of income generated by the processing and gathering of joint venture gas. On a per boe basis, field expenses represent $1.87, transportation $1.10 and processing and gathering income a recovery of $0.96.

General and administrative expenses increased by 70 percent to $1,589,000 for 2001 from $932,000 in 2000. The Corporation does not capitalize general and administrative expenses. Operator overhead recoveries related to capital expenditures and well operations totaling $1.2 million have been netted from 2001 general and administrative expenses. On a boe basis, general and administrative expenses decreased by 44 percent to $1.54 per boe in 2001 from $2.74 per boe in 2000. This reduction was the result of the increase in production volumes while maintaining a similar level of staff. Fourth quarter G&A expenses included bonuses to employees and consultants totaling $873,500. The bonuses are awarded based on incremental cash flow per share achieved by the Corporation. Recipients were given the option to receive their bonus in the form of cash or flow-through shares of the Corporation at a price of $4.50 per share (25% premium to 10 day weighted average price) with 82 percent choosing to increase their stake in the Corporation by selecting the share option.

Financing charges for 2001 were $1.8 million up from $605,000 in 2000. The increase was due to higher debt levels associated with Peyto's 2001 capital expenditures totaling $79.9 million compared with $43.6 in 2000.

Depreciation, depletion and site restoration expenses were $6.5 million for 2001 compared to $1.9 million for 2000 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $6.26 in 2001 from $5.45 in 2000.

The provision for future income tax increased to $11.5 million in 2001 from $4.7 million in 2000. The increase in the tax provision in 2001 is a direct result of Peyto's increased profitability due to significantly higher production volumes.

Funds from operations for 2001 were $35.5 million compared with $12.5 million in 2000. This 185 percent increase was the result of increased production volumes and lower operating costs on a per boe basis. On a per share basis, 2001 resulted in funds from operations of $0.85 per share versus $0.37 per share in 2000. Due to lower average commodity prices, Peyto's field netback for the period decreased from $41.41 per boe in 2000 to $37.79 per boe in 2001. Earnings for 2001 were $17.5 million or $0.42 per share compared with $5.9 million in 2000 or $0.18 per share.

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

During 2000 Peyto experienced significant growth and achieved major increases in revenue, production, cash flow and net income. Gross revenues for 2000 increased by 2,078 percent to $19.9 million from $0.9 million in 1999. Natural gas revenues rose by 2,701 percent to $16.3 million in 2000 from $0.6 million in 1999. Natural gas production for the year increased by 1,251 percent to 6.8 mmcf per day from 0.5 mmcf per day in 1999. The price for natural gas also rose significantly to $6.56 per mcf in 2000 up 108 percent from $3.16 per mcf in 1999. Revenues from oil and natural gas liquids increased by 1,041 percent in 2000 to $3.6 million from $0.3 million in 1999 primarily as a result of an increase in production of 945 percent to 930 bbl/d in 2000 from 89 bbl/d in 1999. The price received for oil and natural gas liquids was $39.92 per barrel in 2000 an increase of 79 percent from $22.32 per barrel in 1999.

In 2000, royalties, net of Alberta Royalty Tax Credit (ARTC), increased by 1,464 percent to $4.6 million from $0.3 million in 1999 due to higher gross revenues associated with increased production volumes. The average royalty rate, before ARTC, decreased to 25 percent in 2000 from 33 percent in 1999. This reduction was due to fewer encumbrances on Peyto's 2000 production.

Due to increased production volumes, operating costs rose to $1.3 million in 2000 from $0.2 million in 1999. On a barrel of oil equivalent basis ("boe", natural gas converted on a 10:1 basis), operating costs declined by 41 percent to $3.76 per boe in 2000 from $6.33 per boe in 1999. The decrease in operating costs was primarily the result of the Peyto operated processing plant coming onto production in April 2000 thereby eliminating the reliance on third party facilities.

Net general and administrative expenses increased by 148 percent to $0.9 million in 2000 from $0.4 million in 1999. This variance was primarily due to the increase in the overall size of operations of Peyto. On a boe basis, net general and administrative expenses decreased by 76 percent to $2.74 per boe in 2000 from $11.50 per boe in 1999. This reduction was the result of the significant increase in production volumes.

Financing charges for 2000 were $603,000 up from $13,000 in 1999. The increase was due to higher debt levels associated with Peyto's fiscal 2000 capital expenditure program of $43.6 million compared with $6.8 million in 1999.

Depreciation, depletion and site restoration expenses rose by 1,451% to $1.8 million in 2000 from $0.1 in 1999 as a direct result of Peyto's increased asset base and production volumes. On a per boe basis, the average depreciation, depletion and site restoration rate increased to $5.45 in 2000 from $3.66 in 1999 as a result of significant facilities, processing plant and pipeline expenditures incurred during 2000.

The provision for future income tax increased to $4.7 million in 2000 from a recovery of $5,000 in 1999. Due to the increased capital structure of Peyto, the Company became subject to Large Corporations Tax in 2000 and recorded capital taxes of $69,000. The increase in the tax provision in 2000 is a direct result of the increased profitability in Peyto due to significantly higher production volumes.

Cash flow for 2000 was $12.5 million compared with $23,000 in 1999. This 54,065% increase was the result of increased production volumes, higher commodity prices and lower operating costs. On a per share basis, 2000 resulted in cash flow of $0.37 per share versus $0.00 per share in 1999. Peyto's field netback improved significantly from $12.61 per boe in 1999 to $41.41 per boe in 2000. Net income in 2000 was $5.9 million or $0.18 per share compared with a loss of $91,000 in 1999 or $0.01 per share.

During the year, Peyto acquired all of the issued and outstanding common shares of Largo Petroleum Inc. This transaction was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at fair values. The fair values of the net assets acquired are as follows:

	2000 $
Assets acquired:	
Current assets, including cash of $543,148	861,145
Property, plant and equipment	1,184,063
Due from shareholder	125,000
Current liabilities	(143,772)
Future site restoration costs	(45,309)
Fair value of net assets acquired	1,981,127

Liquidity and Capital Resources

Historic Review

For the year ended December 31, 2001, the Corporation incurred net capital expenditures of $79.9 million (year ended December 31, 2000 - $43.6 million, year ended December 31, 1999 - $6.8 million, year ended December 31, 1998 - $0.6 million). Capital expenditures during 2001 were comprised of $51.0 million for exploration and development, $16.6 million for facilities, gathering systems and equipment and $12.3 million for acquisitions and land. At December 31, 2001, long term debt stood at $58.9 million and the Corporation had a working capital deficiency of $4.6 million resulting in a net debt to running cash flow ratio of 1:6:1.

Outlook

Peyto's 2002 capital expenditure program is budgeted to be between $70 million and $100 million and will be financed from available bank lines and the cash flow expected to be generated in 2002. In 2002, primarily all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in low risk development gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Peyto currently has a $100 million revolving demand loan facility that bears interest at prime and does not require any principal repayments in 2002. The Corporation settles sales receivables and trade payables in accordance with normal industry practices. Working capital liquidity is maintained through drawing and repaying the bank facilities.

Business Risks

All companies in the Canadian oil and natural gas industry are exposed to a number of business risks, some of which are beyond their control. These risks can be categorized as operational, financial and regulatory.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. By employing a team of highly qualified staff, providing a compensation system that rewards above average performance and developing strong long-term relationships with contract service providers, these risks are mitigated. The Corporation maintains an insurance program consistent with industry practice to protect against destruction of assets, well blowouts, pollution and other business interruptions. We also maintain a geologically diverse, but geographically concentrated prospect inventory, undertake a large drilling program and use proven technology where appropriate to minimize the cost of finding and developing oil and natural gas reserves.

Financial risks include commodity prices, interest rates and the CDN/US exchange rate, all of which are largely beyond Peyto's control. Peyto's approach to management of these risks is to maintain a prudent level of debt, enter into certain fixed price, physical delivery, commodity-based contracts and use its strong financial position to fund exploration and development activities and acquisitions through fluctuations in these variables.

Peyto is also subject to various regulatory risks, many of which are beyond our control. We take a proactive approach with respect to environmental and safety matters such as maintaining an environmental and safety program whereby major facilities are regularly audited. An operational emergency response plan is in place and is in compliance with current environmental legislation.

Business Prospects

Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events can impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the business. In 2001 oil prices weakened and continued to be volatile and Peyto believes that oil prices will continue to fluctuate in 2002. Natural gas prices have dropped significantly with prospects looking more favourable in the coming months. Given this outlook, Peyto believes that capital investment and competition for land, acquisitions and services will decrease in 2002. Peyto anticipates relative stability with respect to exchange and interest rates, although Peyto has a low sensitivity to these matters.

MARKET FOR SECURITIES

The Common Shares began trading on The Toronto Stock Exchange on May 28, 2001 and prior thereto traded on the Canadian Venture Exchange. The following table sets out the high and low price for board lot trades and the volume of trading of the Common Shares as reported by such exchange for the periods.

Price Range and Trading Volume of Common Shares on The Toronto Stock Exchange

	Price Range			
	High	Low	Close	Trading Volume
1999				
First Quarter	$ 0.50	$ 0.21	$ 0.37	269,500
Second Quarter	$ 0.35	$ 0.22	$ 0.24	72,700
Third Quarter	$ 0.45	$ 0.18	$ 0.38	354,400
Fourth Quarter	$ 1.10	$ 0.32	$ 0.74	1,482,800
2000				
First Quarter	$ 0.96	$ 0.63	$ 0.96	2,413,900
Second Quarter	$ 1.89	$ 0.75	$ 1.60	4,864,400
Third Quarter	$ 2.02	$ 1.36	$ 1.90	3,102,100
Fourth Quarter	$ 2.42	$ 1.68	$ 2.42	2,501,021
2001				
First Quarter	$ 3.33	$ 2.08	$ 3.25	5,276,300
Second Quarter	$ 4.20	$ 2.64	$ 3.15	6,823,000
Third Quarter	$ 3.30	$ 1.91	$ 2.27	2,664,800
Fourth Quarter	$ 4.30	$ 2.20	$ 3.97	3,685,400
2002				
January	$ 4.55	$ 3.80	$ 4.45	5,586,100
February	$ 5.35	$ 4.40	$ 4.85	11,980,600
March	$ 5.92	$ 4.77	$ 5.85	6,990,100
April	$ 6.05	$ 5.05	$ 6.03	1,908,756

DIRECTORS AND OFFICERS

The following table sets forth the names, municipality of residence, principal occupation and year of becoming a director or officer.

Name and Municipality of Residence	Office Held	Date of Appointment	Principal Occupation
Rick Braund Calgary, Alberta	Chairman of the Board	October 1998	Chairman of Buck Oil Ltd., a private oil and gas company
Donald Gray Calgary, Alberta	President, Chief Executive Officer and Director	October 1998	President and Chief Executive Officer of the Corporation
Brian Craig (1) (2) Calgary, Alberta	Director	October 1998	President and Chief Executive Officer of Stormworks Inc.
Mike Broadfoot (1) (2) Calgary, Alberta	Director	October 1998	President and Chief Executive Officer of Engage Energy Inc.
J.H.T. (Jim) Riddell (2) Calgary, Alberta	Director	February, 2000	Corporate Operations Officer of Paramount Resources Ltd.
Stephen J. Chetner (1) Calgary, Alberta	Secretary and Director	December, 2000	Corporate lawyer at Burnet, Duckworth & Palmer LLP
Roberto Bosdachin Calgary, Alberta	Vice-President of Exploration	April, 2000	Vice President Exploration of the Corporation
Darren Gee Calgary, Alberta	Vice-President of Exploitation	March, 2001	Vice-President Exploitation of the Corporation
Lyle Skaien Calgary, Alberta	Vice-President of Operation	July, 2001	Vice-President of Operations of the Corporation
Sandra Brick Calgary, Alberta	Vice President, Finance	May, 2001	Vice-President, Finance of the Corporation

Notes:
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

As of the date hereof, the members of the board of directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly 6,253,041 Common Shares (14.5%).

All of the directors and senior officers have been engaged for more than 5 years in their present principal occupations or executive positions with the same or associated corporations, except as follows:

- Mr. Rick Braund was President of Viewpoint Resources Ltd., a private oil and gas company engaged in the exploration, development and production of oil and natural gas from October 1994 to 1999 at which time he then became Chairman of Buck Oil.

- Mr. Don Gray was a Senior Exploitation Engineer with Pinnacle Resources Ltd., a publicly traded oil and gas company, from August 1997 until July 1998. From January to August 1997, Mr. Gray was employed with Merak Projects Ltd., a private company, which develops and supplies economic software systems for the oil and gas industry. From June to December 1996, Mr. Gray was a Consultant Engineer with International Gryphon Resources Ltd., a publicly traded oil and company.

- Mr. Brian Craig was the President of Radiant Energy, a private consulting firm from January 1998 to January 2000. From May to December 1997, Mr. Craig was the President of Quadrus Development Inc., a private software consulting firm. Prior thereto, from January 1993 to October 1996, Mr. Craig was the Marketing Manager and President of Merak Projects Ltd., a private company which develops and supplies economic software systems for the oil and gas industry.

- Mr. Stephen Chetner was a Corporate Lawyer with Fogler Rubinoff LLP, Toronto, Ontario from September 1993 to September 1997.

- Mr. Roberto Bosdachin was a Senior Staff Geologist with Calahoo Petroleum from October 1998 to April 2000. Prior thereto, he was an Exploration Geologist with Cimarron Petroleum from November 1996 to June 1997.

- Mr. Darren Gee was a Manager of Exploitation Engineering for Husky Energy's Northwest Plains Business Unit from August 2000 to April 2001. Prior thereto, Mr. Gee was the Chief Exploitation Engineer with Renaissance Energy Ltd. from 1997 until its take over by Husky in August 2000.

- Mr. Lyle Skaien was an Asset Manager with Husky Energy from August 2000 to July 2001. From 1998 to August 2000 he was a Chief Production Engineer with Renaissance Energy Ltd. Prior thereto, Mr. Skaien was a Production Manager with Renaissance Energy Ltd. from 1994 to 1998.

The term of office of all of the above directors expires at the next annual meeting of shareholders of Peyto or until their successors are appointed, subject to the provisions of the *Business Corporations Act* (Alberta) and the by-laws of Peyto.

Circumstances may arise where members of the board of directors of Peyto are directors or officers of corporations which are in competition to the interests of Peyto. No assurances can be given that opportunities identified by such board members will be provided to Peyto. Pursuant to the *Business Corporations Act* (Alberta), directors who have an interest in a proposed transaction upon which the board of directors is voting are required to disclose their interests and refrain from voting on the transaction.

The information as to principal occupation and as to shares beneficially owned directly or indirectly or over which control or direction is exercised is based upon information provided by the nominees, officers or directors. Each of the above nominees is a Director of the Corporation elected at the last annual general meeting of shareholders of the Corporation.

HUMAN RESOURCES

As at December 31, 2001, Peyto employed 8 full-time head office employees. Contract operators are retained for all field operations.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and natural gas industry. All current legislation is a matter of public record and Peyto is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, oil producers negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the overall supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light oil, and not exceeding two years in the case of heavy oil, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB licence and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the US and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-US Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the US or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quantity of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil royalty rates vary from province to province. In Alberta where Peyto has the majority of its properties and production, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. These incentives increase the net income of Peyto.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act*. Under the new Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular - Proxy Statement prepared in respect of the Annual Meeting of Shareholders held on November 21, 2001. Additional financial information is contained in the Corporation's consolidated comparative financial statements for the year ended December 31, 2001, which information is incorporated by reference herein.

Copies of the Information Circular - Proxy Statement, the financial statements, including any interim financial statements, additional copies of this Annual Information Form, and if the Corporation is in the course of a distribution pursuant to a short-form prospectus or a preliminary short-form prospectus, any other documents incorporated therein by reference may be obtained upon request from the Vice President, Finance of the Corporation at the head office of Peyto, 420, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6. Telephone: (403) 261-6902; Facsimile: (403) 261-8976.